Mail Stop 4561

March 6, 2007

Robert Knight
President
Navitrak International Corporation
400 - 1190 Barrington Street, Suite 400
Halifax, Nova Scotia
CANADA  B3H 2R4

> **Re:     Navitrak International Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on March 2, 2007**
> **File No. 0-52412**

Dear Mr. Knight:

    We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Reverse Stock Split and Name Change

1.  We note your statement on page 3 that the name change and reverse split will "better position our company to raise additional capital."  Please expand to explain how the name change and reverse split will help you to achieve this result.  Also indicate whether you have current plans, proposals or arrangements to raise additional capital.  For instance, clarify whether you have any agreements, understandings or have otherwise entered into any negotiations to raise capital at this time.

2. We note that because the company does not intend to reduce the number of authorized shares the reverse split will have the effect of increasing the number of authorized and unissued shares. Please state the number of authorized and unissued shares after the reverse split. Please revise to disclose whether you have any current plans, proposals or arrangements to issue any of the additional shares. For example, are there any proposals or plans to acquire any business or engage in any financing activities with the shares? If so, please disclose and if not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time.

3. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split. The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to the NASD.

4. Please provide the contextual background necessary to facilitate shareholder understanding of the change in the company name to Vectr Systems, Inc. If the name change is related to a change in business or business strategy, a materially complete discussion of any such changes should be described.

Except for above-cited matter, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Providing us with marked copies of the amendment will help to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Robert Knight
Navitrak International Corporation
March 6, 2007
Page 3


- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions you may have to Maryse Mills-Apenteng at (202) 551-3457 or the undersigned at 202-551-3462. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.


Sincerely,


Mark P. Shuman
Branch Chief – Legal